                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549


                                   Form 11-K


              [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1999

                                      or

            [_] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

            For the transition period from __________ to __________

                       Commission file number 000-24737


                 CROWN CASTLE INTERNATIONAL CORP. 401(K) PLAN


               (Full title of the Plan and address of the Plan, if different from that of the issuer named below)


                       CROWN CASTLE INTERNATIONAL CORP.
               -------------------------------------------------

                         510 Bering Drive, Suite 500
                           Houston, Texas 77057-1457
               -------------------------------------------------


            (Name of issuer of the securities held pursuant to the
              plan and the address of principal executive office)

                       CROWN CASTLE INTERNATIONAL CORP.
                                  401(K) PLAN

                               TABLE OF CONTENTS


                                                                  PAGE REFERENCE
INDEPENDENT AUDITORS' REPORT                                              1

FINANCIAL STATEMENTS

     Statement of Net Assets Available
          for Plan Benefits as of December 31, 1999                       2

     Statement of Changes in Net Assets Available
          for Plan Benefits for the period from May 1, 1999
          (date of inception), to December 31, 1999                       3

     Notes to Financial Statements                                        4

SCHEDULE

     Assets Held for Investment Purposes (at the End of the Plan
          Period)                                                         9

SIGNATURE                                                                10

EXHIBIT                                                                  11

     23.1   Consent of KPMG LLP, Independent Auditors

                          Independent Auditors' Report

To the Plan Administrator for the
 Crown Castle International Corp.
 401(k) Plan:

We have audited the accompanying statement of net assets available for Plan benefits of the Crown Castle International Corp. 401(k) Plan as of December 31, 1999, and the related statement of changes in net assets available for plan benefits for the period from May 1, 1999 (date of inception), to December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1999, and the changes in its net assets available for the period from May 1, 1999 (date of inception), to December 31, 1999, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of formulating an opinion on the financial statements taken as a whole. The accompanying supplementary schedule of assets held for investment purposes as of December 31, 1999, is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and is not a required part of the financial statements. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


/s/ KPMG LLP


Pittsburgh, Pennsylvania
May 19, 2000

                       CROWN CASTLE INTERNATIONAL CORP.
                                  401(K) PLAN

              Statement of Net Assets Available for Plan Benefits

                               December 31, 1999


                              Assets
Cash                                                             $     8,824
Investments (note 3)                                               6,918,364
Receivables:
  Participant contributions                                           54,813
  Sponsor contributions                                              319,807
                                                                 -----------
             Total receivables                                       374,620
                                                                 -----------
             Net assets available for plan benefits              $ 7,301,808
                                                                 ===========

See accompanying notes to the financial statements.

                       CROWN CASTLE INTERNATIONAL CORP.
                                  401(K) PLAN

        Statement of Changes in Net Assets Available for Plan Benefits

   For the Period From May 1, 1999 (Date of Inception), to December 31, 1999


Additions:
  Additions to net assets attributed to:
   Investment income:
      Net realized gain and unrealized appreciation on
        investments (note 3)                                      $  1,066,202
      Dividends and interest                                           294,552
      Other income                                                       3,059

   Contributions:
      Participant                                                    1,127,428
      Sponsor                                                          666,557
      Rollovers                                                      1,351,805
                                                                  ------------
             Total additions                                         4,509,603

Deductions:
 Deductions from net assets attributed to:
   Benefits paid to participants                                       525,231
   Other expenses                                                        1,250
                                                                  ------------
             Total deductions                                          526,481
                                                                  ------------
             Net increase prior to fund transfers                    3,983,122

Transfers in from prior plans (note 1)                               3,318,686
                                                                  ------------
             Net increase                                            7,301,808

Net assets available for benefits:
 Beginning of period                                                        --
                                                                  ------------
 End of period                                                    $  7,301,808
                                                                  ============

See accompanying notes to financial statements.

                       CROWN CASTLE INTERNATIONAL CORP.
                                  401(K) Plan

                         Notes to Financial Statements

                               December 31, 1999


(1)  Plan Description

     The following description of the Crown Castle International Corp. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for more complete information.

     (a)  General

          The Plan is a defined contribution plan available to eligible employees of Crown Castle International Corp. (the Company). The Plan was adopted by the Board of Directors of the Company on March 4, 1999. PNC Bank, N.A. was appointed to be the trustee of the Plan, serving as both the custodian and the recordkeeper. The Plan was established on May 1, 1999. Two preexisting plans, Crown Employee 401(k) Retirement Plan and the TEA Group Incorporated Profit Sharing & Retirement Plan were terminated as of April 30, 1999. Participants' investment account balances of the pre-existing plans were transferred to the Plan in May 1999. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is administered by a plan administrator appointed by the Company.

     (b)  Contributions

          Eligible employees (participants) may elect to contribute from 1% to 15% of their biweekly compensation as a salary reduction contribution on a before-tax basis. These salary reduction contributions are fully vested at all times. Participants may also contribute amounts representing distributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers fifteen mutual funds and Crown Castle International Corp. Common Stock. The Company matches and contributes 100% of the first 3% of compensation that a participant contributes to the Plan. Additional discretionary amounts may be contributed at the option of the Company's Board of Directors. Contributions are subject to certain limitations.

     (c)  Participant Accounts

          Participant accounts are maintained at fair market value. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's matching contribution and (b) Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     (d)  Vesting

          Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after three years of credited service.

     (e)  Participant Loans

                                    4                                (Continued)

                       CROWN CASTLE INTERNATIONAL CORP.
                                  401(K) Plan

                         Notes to Financial Statements

                               December 31, 1999



          Participants are permitted to borrow from their fund accounts a minimum of $1,000 up to a maximum of 50% of vested balance or $50,000, whichever is less. The loans are secured by the balance in the participant's account and bear interest at a fixed rate of prime + 1%. All loans are subject to specific repayment terms and must be repaid within a five-year period. Each participant is granted one loan at a time.

     (f)  Payment of Benefits

          Participants are permitted to withdraw any portion of their vested account balance due to death, permanent disability, retirement, attainment of age 59-1/2, in the event of financial hardship or termination of service. The participant may elect to receive a lump-sum payment, subject to federal income tax withholdings, or rollover the vested account balance to another qualified plan. These withdrawals, prior to retirement, may result in certain suspensions of future participation in the plan.

     (g)  Forfeitures

          Company contributions and earnings thereon that have not become vested, and have been forfeited by the withdrawal of participants' savings in accordance with the applicable provisions of the Plan, are applied against administrative expenses of the Plan. Excess forfeitures are applied to reduce the Company's contributions required under the Plan.

     (h)  Termination of Plan

          In the event of termination of the Plan, the plan administrator will continue to function during such period as is necessary to make remaining normal distributions and to administer and distribute the residual interests of the participants.


(2)  Summary of Significant Accounting Policies

     (a)  Basis of Financial Statements

          The accompanying financial statements have been prepared on the accrual basis. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and notes thereto. Actual results could differ from those estimates.

     (b)  Investment Income

          Interest income from investments is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

                                     5                               (Continued)

                       CROWN CASTLE INTERNATIONAL CORP.
                                  401(K) Plan

                         Notes to Financial Statements

                               December 31, 1999



     (c)  Investments

          Investments in common stock traded on securities exchanges and investment companies are valued at their last reported sales price on the last business day of the Plan year. Investments in collective trust funds are valued at the net asset value of the respective funds on the last day of the Plan year.

          Investment transactions are accounted for on a trade-date basis.

          In accordance with the policy of stating investments at fair value, changes in unrealized appreciation or depreciation are reflected in the statements of changes in net assets available for plan benefits.

     (d)  Contributions

          Participant contributions are recorded on a biweekly basis as they are withheld from the participant's wages.

     (e)  Distributions to Participants

          Distributions to participants are recorded when applications for withdrawals are processed by the recordkeeper.

     (f)  Expenses

          The Company pays for all Plan administrative expenses.

(3)  Investment Programs

     PNC Bank, N.A. acts as custodian of the Plan assets. The funds listed below were the investment options for salary reduction contributions as of December 31, 1999. Any of these funds may be invested in short-term debt obligations of any nature or held in cash pending investment or distribution. The assets that comprise these funds may be invested in registered investment companies or collective trust funds.

     .  BlackRock Money Market Portfolio                  .  American Century International Growth Fund
     .  Fidelity Advisor Government Investment Fund       .  American Century Equity Growth Fund
     .  Janus Flexible Income Fund                        .  INVESCO Blue Chip Growth Fund
     .  Scudder Balanced Fund                             .  Janus Growth & Income Fund
     .  Fidelity Advisor Growth & Income Fund             .  Janus Olympus Fund
     .  American Century Income & Growth Fund             .  Janus Twenty Fund
     .  Fidelity Advisor Growth Opportunities Fund        .  Fidelity Advisory Mid-Cap Fund

                                     6                              (Continued)

                       CROWN CASTLE INTERNATIONAL CORP.
                                  401(K) Plan

                         Notes to Financial Statements

                               December 31, 1999




     .  Janus Worldwide Fund          .  Crown Castle International Corp. Stock

     The following presents investments that represent 5 percent or more of the Plan's assets:

                                                           December 31,
                                                               1999
                                                           -----------
             Fidelity Advisor Growth Opportunities Fund    $   545,834
             INVESCO Blue Chip Growth Fund                   1,097,498
             Janus Growth & Income Fund                        656,174
             Janus Olympus Fund                                801,012
             Janus Twenty Fund                                 820,044
             Janus Worldwide Fund                              466,176
             Scudder Balanced Fund                             382,230

     During the period, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,066,202 as follows:

             Mutual funds                                  $   976,284
             Common stock                                       89,918
                                                           -----------
                                                           $ 1,066,202
                                                           ===========

                                       7                             (Continued)

                       CROWN CASTLE INTERNATIONAL CORP.
                                  401(K) Plan

                         Notes to Financial Statements

                               December 31, 1999



(4)  Federal Income Taxes

     The Company adopted a Prototype Standardized Profit Sharing Plan with a cash or deferred arrangement and has requested a favorable determination letter from the Internal Revenue Service. The determination letter has not yet been received. However, the Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Plan and the Internal Revenue Code. Accordingly, the accompanying financial statements do not include a provision for federal income taxes.

(5)  Loans to Participants

     Loans are made available to all participants on a nondiscriminatory basis in accordance with the specific provisions set forth in the Plan. The amount of a loan cannot generally exceed the lesser of $50,000 or one-half of a participant's total vested account balance. The loans bear interest at rates determined by the plan administrator, generally 1 percent above the prime rate at the time the loan is made. All loans are subject to specific repayment plans and are secured by the participant's nonforfeitable interest in his/her account equivalent to the principal amount of the loan.

(6)  Adoption of New Accounting Policy

     In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-
     3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999, with earlier application encouraged. The Plan adopted SOP 99-3 during the Plan period ended December 31, 1999.

                                                                    Schedule 1

                       CROWN CASTLE INTERNATIONAL CORP.
                                  401(K) PLAN

                                EIN: 76-0470458
                               Plan Number: 001

      Assets Held for Investment Purposes (at the End of the Plan Period)

                               December 31, 1999

       Identity of issue, borrower,                                                                      Current
         lessor or similar party                         Description of investment                         value
     ----------------------------------      --------------------------------------------------       --------------
*    BlackRock Funds                         BlackRock Money Market Portfolio                         $     352,919
     Fidelity Investments                    Fidelity Advisors Government Investment Fund                    67,844
     Janus Capital Corporation               Janus Flexible Income Fund                                     123,187
     Scudder Investor Services, Inc.         Scudder Balanced Fund                                          382,230
     Fidelity Investments                    Fidelity Advisor Growth & Income Fund                          300,827
     American Century Investments            American Century Income & Growth Fund                          358,088
     Fidelity Investments                    Fidelity Advisor Growth Opportunities Fund                     545,834
     Janus Capital Corporation               Janus Worldwide Fund                                           466,176
     American Century Investments            American Century International Growth Fund                     108,022
     American Century Investments            American Century Equity Growth Fund                            139,102
     INVESCO Funds                           INVESCO Blue Chip Growth Fund                                1,097,498
     Janus Capital Corporation               Janus Growth & Income Fund                                     656,174
     Janus Capital Corporation               Janus Olympus Fund                                             801,012
     Janus Capital Corporation               Janus Twenty Fund                                              820,044
     Fidelity Investments                    Fidelity Advisor Mid-Cap Fund                                  310,274
*    Crown Castle International
        Corp.                                Common Stock                                                   232,159
*    Participants                            Participant loans with various rates of interest
                                               of interest from 8.75% to 9.5% and various
                                               maturity dates through 2005                                  156,974
                                                                                                      ---------------
                                                                                                      $   6,918,364
                                                                                                      ===============

*  Party-in-interest

See accompanying independent auditors' report.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                                CROWN CASTLE INTERNATIONAL CORP.
                                                            401(K) PLAN
                                                           (Name of Plan)




                                                By /s/ WESLEY D. CUNNINGHAM
                                                   -----------------------------
                                                   Wesley D. Cunningham
                                                   Senior Vice President,
                                                   Chief Accounting Officer
                                                   and Corporate Controller

Date: June 28, 2000